Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

IMRIS Inc. (the “ Company ”)
100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5

Item 2	Date of Material Change

May 15, 2015

Item 3	News Release

News release attached as Schedule “A” was disseminated on May 19, 2015 via Canada NewsWire.

Item 4	Summary of Material Change

Effective May 15, 2015, Mike Fritts, Executive Vice President, Global Customer Service, left the Company. Mr. Fritts has served as IMRIS’ EVP Global Customer Service since 2013.

Effective May 16, 2015, Mark Reade, Executive Vice President, Global Sales, left the Company. Mr. Reade has served as IMRIS’ EVP of Global Sales since 2010.

Item 5	Full Description of Material Change

	5.1	Full Description of Material Change

See news release attached hereto as Schedule “A” dated May 19, 2015.

	5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

N/A.

Item 8	Executive Officer

	Name of Executive Officer:	Jay D. Miller
	Title:	President and CEO
	Telephone Number:	763-203-6300

Item 9	Date of Report

May 19, 2015

Schedule “A”

IMRIS Executive Vice Presidents of Global Sales and

Global Customer Service Leave the Company

MINNEAPOLIS, MN, May 19, 2015 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today announced that Mike Fritts, Executive Vice President, Global Customer Service, and Mark Reade, Executive Vice President, Global Sales, have left the Company. Mr. Fritts departed effective May 15, 2015 and has served as IMRIS’ EVP of Global Customer Service since 2013. Mr. Reade departed effective May 16, 2015 and has served as IMRIS’ EVP of Global Sales since 2010.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:
Jeffery Bartels
Director - Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

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